EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratios)
Unaudited

	Three months ended				Nine months ended
	September 30,				September 30,
	2008		2007		2008		2007
Income before income taxes	$91,233	(1)	$69,264	(1)	$199,410	(1)	$220,177	(1)
Add fixed charges:
Interest expense	34,897		38,889		103,820		118,582
Amortization of debt expense	2,011		2,036		6,084		6,109
Interest portion of rent expense	6,744		5,905		19,912		18,159

Adjusted income	$134,885		$116,094		$329,226		$363,027

Fixed charges:
Interest expense	$34,897		$38,889		$103,820		$118,582
Amortization of debt expense	2,011		2,036		6,084		6,109
Interest portion of rent expense	6,744		5,905		19,912		18,159

Fixed charges	$43,652		$46,830		$129,816		$142,850

Ratio of earnings to fixed charges(2)	3.1	x	2.5	x	2.5	x	2.5	x

(1)	Income before income taxes includes the following special pretax charges:

	Three months ended				Nine months ended
	September 30,				September 30,
	2008		2007		2008		2007
Restructuring and other related charges (a)	$7,655		$4,957		$24,887		$20,381
Litigation and other related professional fees (b)	13,479		9,192		51,143		25,109
Heartland matters (b)	1,170		3,648		4,803		14,351

(a)	See the "Restructuring and Other Related Charges" note of the Notes to the Consolidated Financial Statements.
(b)	See the "Commitments and Contingencies" note of the Notes to the Consolidated Financial Statements.

(2)       The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.